FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...22 May ...2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X.....	Form 40-F..........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........	No.....X.....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.............................N/A................................................ ............................................

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-13182, filed by United Utilities PLC on 20 February, 2001, as amended on 4 April, 2001, and into the prospectus that forms part of that Registration Statement. Pages 1 to 21 of this Form 6-K are hereby incorporated by reference into the United Utilities PLC’s Registration Statement on Form F-3 (File No. 333-13182).

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC

(Registrant)

Date: 22 May 2003	By:

Paul Davies Assistant Company Secretary

UNITED UTILITIES PLC

22 May 2003

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003

SUPPORT SERVICES BUSINESSES DRIVE PROFIT GROWTH

•      £330 million profit* before tax – growth driven by performance of support services businesses
•      Infrastructure management** – operating profit* increased by 96 per cent to £59 million
•      Business process outsourcing** – operating profit* increased by 33 per cent to £19 million
•      Support services businesses – order book now almost £4.5 billion
•      Licensed multi-utility operations – capital programme ahead of regulatory output schedule
•      Telecommunications – business turnover increased by 22 per cent to £133 million
•      Total dividend for the year of 47.6 pence, an increase of 1.3 per cent

*   Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items.

** Infrastructure management and business process outsourcing are the new names for asset management services and customer management outsourcing, reflecting the development of these businesses into wider markets.

Chief Executive John Roberts said:

“Our support services businesses have made significant progress during the year and enabled us to grow profit overall. This has been achieved despite the anticipated reductions in profits in licensed multi-utility operations, reflecting regulatory price profiles and the commissioning of new assets. Particularly pleasing is our continued success in securing contracts in key target markets — the utility and public sectors, where we can directly apply the experience we’ve gained from our regulated businesses.

“In infrastructure management we’ve seen a substantial increase in profit as the period of start-up costs which accompanied last year’s growth in turnover has come to an end, and our £225 million contract with British Gas Trading has been mobilised. United Utilities has also been named as one of the preferred bidders to partner Scottish Water in the delivery of its four-year £1.8 billion capital investment programme. This would represent the third ground-breaking utility outsourcing contract won by United Utilities, following our successes with Welsh Water and British Gas Trading. The business’ order book now stands at nearly £2.5 billion, of which 75 per cent is in the United Kingdom.

“Vertex, our business process outsourcing business, has continued to grow operating profit and margins, despite mobilisation costs associated with the Westminster City Council and the Department for Work and Pensions contracts, both of which commenced successfully during the second half of the year. Operating margins have increased by 70 per cent over the last two years, standing at over 6 per cent for the full year.

“The sales mix in our telecommunications business, Your Communications, continues to change away from premium rate services to higher margin business sales, which increased by 22 per cent during the year. With the network building phase completed, net cash investment in the business fell to around £25 million, compared to £45 million in the previous year. As capital investment requirements continue to fall we’re targeting this business to be a net cash contributor to the group, on a post-tax basis, in 2003/04.

“Our licensed multi-utility operations business is on track to meet its £480 million operating cost saving target over the 2000-05 period. Whilst the capital programme in our water business, which requires us to deliver around 1,200 outputs by 2005, is currently ahead of schedule, the next two years will be challenging as the programme peaks both in terms of investment and delivery of outputs.”

Commenting on the outlook for United Utilities, John Roberts said:

“With allowed real price increases of nearly nine per cent over the next two years we expect to see operating profits in our water business improve. The next year should also see greater clarity emerging for our regulated businesses as the environmental and economic regulators formulate their views on the next periodic reviews. For the water business, we’re looking for more certainty from the government on the scale and pace of future quality programmes, and their funding.

“By 2005 the water industry will have had fifteen years of incentive based regulation, which means the scope for future efficiency improvements is diminished. Consequently, new funding for further quality improvements will principally have to come from customers and the capital markets. The industry will have to work closely with the water regulator to balance the desire for further substantial quality improvements against affordable price increases for customers, and the returns required to attract new funding for the industry.

“For the electricity business, the government’s commitment to green energy will increase the number of generators directly connected to distribution networks. This will lead to additional capital investment as the industry responds to the regulator’s challenge to “Rewire Britain”. We’re working with the regulator to find mechanisms which will encourage the capital markets to provide funding to meet this challenge.

“The outlook for our support services businesses is promising. They account for a growing proportion of operating profits, and now have a combined order book of nearly £4.5 billion, principally from the utility and public sectors in the United Kingdom. We will continue to advance the organic growth of these businesses by applying our core skills of business process management and infrastructure management to carefully selected growth markets.”

“We’re now at a stage where consistency in our strategy is starting to bear fruit. It is a strategy we don’t intend to change.”

In conclusion the Chairman, Sir Richard Evans, said:

“I’m pleased with the group’s success in growing its non-regulated income and achieving efficiencies in its licensed business. The board’s confidence in the group’s performance is reflected in its proposed increase in the final dividend.”

-o0o-

For further information, please contact:

John Roberts — Chief Executive	020 7307 0300
Simon Batey — Finance Director	020 7307 0300
Simon Bielecki — Investor Relations Manager	020 7307 0300
Alan Price — Head of Corporate and Financial Communications	020 7307 0300

A presentation to investors and analysts will commence at 10.15 am on Thursday, 22 May 2003 in the Ayres room at the offices of Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB. The presentation can also be accessed via a one-way listen in conference call facility, by dialing: + 44 (0) 20 7162 0183, and quoting United Utilities. This recording will be available for 7 days following the presentation, on +44 (0) 20 8288 4459, access code 339322.

The presentation, together with further information on United Utilities, will be available later in the day on our web site at: http://www.unitedutilities.com. Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

The board is proposing a final dividend in respect of the year ended 31 March 2003 of 32.1 pence per share, an increase of 1.3 per cent. This dividend will be paid on 29 August 2003 to shareholders on the register at the close of business on 27 June 2003. Together with the interim dividend of 15.5 pence per share, the dividend for the year is 47.6 pence per share, representing an increase of 1.3 per cent.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 2.6 per cent to £1,920.5 million, reflecting growth in support services businesses and telecommunications, offset by a real regulatory price reduction in licensed multi-utility operations and the impact of exiting infrastructure management in the Americas.

Operating profit* (including share of joint ventures) rose 1.5 per cent to £561.7 million compared with the previous year. This increase resulted from improved operating profits in infrastructure management and business process outsourcing, offset by an anticipated reduction in profit in licensed multi-utility operations.

After a 0.3 per cent increase to £231.4 million in net interest payable, profit before tax* increased by 2.4 per cent to £330.3 million.

Goodwill amortisation in the period was £7.5 million, compared with £8.0 million last year.

The deferred tax charge on ordinary activities in the year was £85.9 million, compared with £23.0 million last year. This increase is principally due to a reduction in long-term gilt rates, which result in a lower deferred tax discount rate.

Earnings per share increased by 5.7 per cent to 50.0p. Adjusted earnings per share fell by 4.1 per cent to 48.8p, largely as a result of the increase in the deferred tax charge. Excluding deferred tax, adjusted earnings per share increased by 16.5 per cent to 64.2p.

A pre-tax exceptional credit to the profit and loss account of £4.7 million has been recorded during the year. This exceptional credit principally relates to the combined effect of United Utilities’ withdrawal from infrastructure management in the Americas, adjusting the value of its telecoms assets and reducing headcount in its Your Communications business. Further details of these exceptional items can be found in note 3 to this statement.

The group has made two accounting policy changes in the period, which have given rise to prior year adjustments. The impact of these changes has resulted in the profit for the year being reduced by £2.5 million (net of tax). For the year ended 31 March 2002 profit has been reduced by £3.2 million (net of tax). Further details of these changes are set out in note 2 to this statement.

Net debt at 31 March 2003 was £3,373.9 million, an increase of £313.1 million compared with 31 March 2002. During the year the group arranged £663 million in term funding. This comprised £400 million in various long dated bonds; £28 million in 5 year bonds; £10 million of additional European Investment Bank facilities; £75 million in bank term loans; and time extensions in existing medium term committed bank facilities of £150 million. Cash and short term investments at 31 March 2003 were £689 million. This together with net undrawn medium term committed bank facilities of £576 million and committed but undrawn term funding of £60 million provides substantial pre-funding for the group’s capital investment programme.

The group operates two defined benefit schemes, the United Utilities Pension Scheme (UUPS), which remains open to new members, and a section of the Electricity Supply Pension Scheme (ESPS), a legacy scheme section which was closed to new members in 1991. Both of these schemes were in surplus at the last actuarial valuation as at 31 March 2001.

As at 31 March 2003 the schemes were estimated to have a combined post-tax deficit of £298.1 million. The group has resumed contributions to the ESPS, where employers and employees were benefiting from a contribution holiday, and increased contributions to the UUPS, from April 2003. These changes will result in an increase in pension contributions of around £10 million in 2003/04.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•      Turnover increased by 1.8 per cent to £1,230.1 million
•      Operating profit* fell by 5.1 per cent to £502.8 million
•      Net operating assets of £6,553.7 million

Turnover increased by 1.8 per cent to £1,230.1 million, reflecting stable real prices for our water and wastewater customers and a 3 per cent real reduction in electricity distribution charges, in line with our regulatory reviews.

As anticipated, operating profit* fell by 5.1 per cent to £502.8 million for the period, reflecting higher operating costs and depreciation, due to the expanding asset base resulting from capital expenditure on quality related obligations.

Capital investment in the period was £713 million, of which £591 million related to water and wastewater and £122 million to electricity distribution.

By 31 March 2003 United Utilities had delivered around a third of the 1,200 regulatory capital enhancement outputs required through its AMP3 programme over the 2000-05 period, and was ahead of the schedule set by the water regulator. All remaining projects have been started, with the vast majority currently at the construction or detailed design stage where contract documentation is being drawn up.

Capital investment is anticipated to peak this year at almost £3 million per day, with United Utilities expecting to deliver around 300 combined sewer overflow and quality enhancement outputs at its water and wastewater treatment works. Although capital expenditure is expected to fall in 2004/05, the number of outputs delivered is expected to peak in the last year of this regulatory review, due to a larger number of small projects.

Whilst 2002/03 was the most challenging year in the price profile of the current regulatory period, the next two years will be the most challenging in terms of delivery of outputs. United Utilities has already put in place robust processes to address this challenge such as framework agreements with contractors and standardising the design and construction of its assets.

INFRASTRUCTURE MANAGEMENT (formerly asset management services)

•      Turnover (excluding revenues from infrastructure management in the Americas) increased by 18.5 per cent to £389.4 million
•      Operating profit* (including share of joint ventures) increased by 96 per cent to £58.8 million
•      Net operating assets of £82.8 million

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses to growth markets, serving over 10 million people throughout the UK and overseas, in line with the overall risk portfolio of the group.

Operating profit* (including share of joint ventures) increased by 96 per cent to £58.8 million, as the period of start-up costs which accompanied last year’s growth in turnover has come to an end and the £225 million contract with British Gas Trading has been mobilised.

Operations management

Operations management develops and operates contracts in selected markets based on the group’s core infrastructure management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term relationships and operational sources of income whilst limiting financial exposure.

United Utilities has been named as one of the preferred bidders to partner Scottish Water in the delivery of its £1.8 billion capital programme. The partnership will be responsible for managing Scottish Water’s capital investment requirements, which are required to improve drinking water quality and meet environmental obligations. The contract is in the final stages of negotiation, and expected to be signed in the near future.

Concessions in Central and Eastern Europe, and our contract with Welsh Water, continue to perform well in terms of cost and service levels.

United Utilities is expanding its operations in Australia with the securing of a wastewater treatment contract with the city of Onkaparinga, and being named as preferred bidder to build, own and operate a wastewater treatment plant at Victor Harbour, and provide operations and management services for Coliban Regional Water Authority. The combined value of these contracts is around £80 million.

Green energy

United Utilities is continuing to appraise and develop its offshore windfarm opportunity at Scarweather Sands, which has a potential capacity of 90MW. The public inquiry into this project is expected to start later this year.

United Utilities is also developing a number of schemes, with a potential capacity of 80MW, that capitalise on the group’s presence as owner of electricity, water and land assets in North West England.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers. It also operates private gas networks.

The £225 million five-year contract with British Gas Trading for the provision of metering services to around 5 million customers in North West and North East England and North Wales was mobilised in November.

United Utilities Networks has strengthened its position as the UK’s leading provider of multi-utility connections through the recent acquisition of Connections Plus from Lattice Energy Services. The business, which provides gas connections services to industrial and commercial customers, has annualised revenues of around £7 million.

BUSINESS PROCESS OUTSOURCING (formerly customer management outsourcing)

•      Turnover increased by 8.7 per cent to £307.6 million

•      Operating profit* increased by 33.3 per cent to £18.8 million
•      Operating margin* increased from 5.0 per cent to 6.1 per cent
•      Net operating assets of £121.6 million

Vertex provides business process outsourcing services to utilities, private enterprise and the public sector, and specialises in the front and back-office management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sector, who require customer management expertise when outsourcing their business processes.

Sales growth in the year was principally due to contributions from recently won public sector contracts with the Department for Work and Pensions and Westminster City Council.

Vertex’s operating margin* improved to 6.1 per cent from 5.0 per cent last year, reflecting the increasing maturity of the external contract portfolio and progress in the achievement of cost reductions in intra-group contracts.

The contract with the Department for Work and Pensions, which promotes the payment of state benefits directly into bank accounts instead of over the counter, was successfully mobilised in October. The second phase of the Westminster City Council contract, which transferred the responsibility of supplying a number of additional services to Vertex and its partners, successfully commenced in February.

Vertex purchased the UK contact centre operator, 7C, and its shareholding in 7C India in December 2002. The UK business has been successfully integrated into the existing organisation, along with an active client base that is now being developed. Vertex is also pursuing a number of opportunities to utilise its low cost Indian contact centre capacity, in conjunction with its current and prospective clients.

Vertex has also recently been awarded a contract for the provision of customer management services to Tesco plc, in support of its new fixed line telecoms service, Tesco Telecom. The multi-million pound contract is scheduled to commence in early summer 2003 and will last for five years.

In September Vertex signed an extended contract with TXU Europe, which has since been acquired by Powergen. Powergen and Vertex have recently signed a Memorandum of Understanding, and based on this, good progress is being made towards finalising a new contract.

TELECOMMUNICATIONS

•      Business turnover increased by 22.2 per cent to £133.0 million
•      Turnover increased by 7.5 per cent to £161.7 million
•      Operating loss* reduced by 18.1 per cent to £19.5 million
•      Net operating assets of £197.1 million

Your Communications offers voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Business sales from voice and data services increased by 22.2 per cent to £133.0 million, whilst premium rate services fell by 30.8 per cent to £28.7 million. This reflects further progress in the changing of Your Communications’ sales mix to higher margin business customers, which now make up 82 per cent of sales.

With the network building phase completed, net cash investment in the business fell to £25 million, compared to £45 million in the previous year. As ongoing capital investment requirements continue to fall, Your Communications is targeting to be to be a net cash contributor to the group, on a post-tax basis, in 2003/04.

Consolidated Profit and Loss Account

for the year ended 31 March		Year ended 31 March 2003			Year ended 31 March 2002

			Goodwill			Goodwill
		Before goodwill and	and exceptional		Before goodwill and	and exceptional	Restated
		exceptional items	items	Total	exceptional items	items	Total
	Note	£m	£m	£m	£m	£m	£m

Turnover: group and share of joint ventures		1,920.5	—	1,920.5	1,871.6	—	1,871.6
Less: share of joint venture turnover		(41.7)	—	(41.7)	(85.4)	—	(85.4)

Group turnover		1,878.8	—	1,878.8	1,786.2	—	1,786.2
Net operating costs		(1,332.7)	(36.1)	(1,368.8)	(1,245.4)	(19.2)	(1,264.6)

Group operating profit		546.1	(36.1)	510.0	540.8	(19.2)	521.6
Share of operating profit of joint ventures		15.6	(0.7)	14.9	12.5	(0.7)	11.8

Profit before non-operating items, interest and tax		561.7	(36.8)	524.9	553.3	(19.9)	533.4
Profit on sale or termination of operations	3	—	34.0	34.0	—	—	—

Profit on ordinary activities before interest		561.7	(2.8)	558.9	553.3	(19.9)	533.4
Net interest payable and similar charges:
Group		(220.1)	—	(220.1)	(216.7)	—	(216.7)
Joint ventures		(11.3)	—	(11.3)	(13.9)	—	(13.9)

		(231.4)	—	(231.4)	(230.6)	—	(230.6)

Profit on ordinary activities before taxation		330.3	(2.8)	327.5	322.7	(19.9)	302.8
Current taxation credit/(charge) on profit on ordinary activities	4			29.1			(16.4)
Deferred taxation charge on ordinary activities	4			(85.9)			(23.0)
Exceptional taxation credit/(charge)	4			9.4			—

Taxation on profit on ordinary activities				(47.4)			(39.4)

Profit on ordinary activities after taxation				280.1			263.4
Equity minority interest				(2.3)			(1.6)

Profit for the financial year				277.8			261.8
Dividends	9			(264.8)			(260.9)

Retained profit for the financial year				13.0			0.9

Basic earnings per share	5			50.0p			47.3p
Adjusted basic earnings per share	5,6			48.8p			50.9p
Diluted earnings per share	5			49.8p			47.2p
Adjusted diluted earnings per share	5,6			48.6p			50.7p
Dividends per share	9			47.6p			47.0p
Adjusted dividend cover	8			1.03			1.08
Interest cover	7			2.43			2.4

Consolidated balance sheet

		Group
		Restated
	2003	2002
	£m	£m

At 31 March
Fixed assets
Intangible assets	69.2	81.2
Tangible assets	7,087.3	6,673.1
Investments on joint ventures:
-share of gross assets	220.8	271.4
-share of gross liabilities	(180.6)	(218.4)

	40.2	53.0
Other investments	19.4	26.4

	7,216.1	6,833.7

Current assets
Stocks	20.6	8.8
Debtors	446.9	414.6
Investments	668.9	389.5
Cash at bank and in hand	38.5	18.9

	1,174.9	831.8
Creditors: amounts falling due within one year	(1,424.1)	(1,341.8)

Net current liabilities	(249.2)	(510.0)

Total assets less current liabilities	6,966.9	6,323.7
Creditors: amounts falling due after more than one year	(4,070.6)	(3,478.2)
Provisions for liabilities and charges	(345.0)	(311.1)

Net assets	2,551.3	2,534.4

Capital and reserves
Called up share capital	556.5	555.9
Share premium account	674.3	671.6
Profit and loss account	1,302.8	1,291.7

Equity shareholders’ funds	2,533.6	2,519.2
Equity minority interest	17.7	15.2

Capital employed	2,551.3	2,534.4

Consolidated cash flow statements

		Restated
	2003	2002
for the year ended 31 March	£m	£m

Net cash inflow from operating activities	851.5	799.8
Income from joint ventures	2.8	2.1
Returns on investments and servicing of finance	(218.9)	(223.7)
Taxation	—	(2.4)
Capital expenditure and financial investment	(697.9)	(583.6)
Acquisitions and disposals
- Acquisitions	(4.9)	(2.8)
- Disposals	7.9	(7.0)

Equity dividends paid	(262.0)	(256.1)

Cash outflow/ before use of liquid resources and financing	(321.5)	(273.7)
Management of liquid resources	(282.0)	13.4

Financing
Issues of shares	3.3	18.0
Increase in debt	610.5	202.1

	613.8	220.1

Increase/(decrease) in cash	10.3	(40.2)

Reconciliations of net cash flow to movement in net debt

	2003	2002
for the year ended 31 March	£m	£m

Increase/(decrease) in cash	10.3	(40.2)
Cash inflow from increase in debt and lease financing	(610.5)	(202.1)
Cash outflow/(inflow) from management of liquid resources	282.0	(13.4)

Change in net debt resulting from cash flows	(318.2)	(255.7)
Exchange and other non- cash adjustments	5.1	1.3

Movement in net debt	(313.1)	(254.4)
Opening net debt	(3,060.8)	(2,806.4)

Net debt at 31 March	(3,373.9)	(3,060.8)

Statements of total recognised gains and losses

		Restated
	2003	2002

For the year ended 31 March	£m	£m
Profit/(loss) for financial year:
Group	275.9	266.3
Joint ventures	1.9	(4.5)

	277.8	261.8
Currency translation adjustment on equity investment in Argentina	(6.8)	(78.6)
Other exchange adjustments	4.0	0.9

Total recognised gains and losses for the financial year	275.0	184.1
Prior year adjustment – Pre-contract costs	(12.6)
Prior year adjustment
Telecommunications network capacity sales	(4.5)

Total gains and losses recognised since last annual report	257.9

Reconciliation of movements in equity shareholders’ funds

		Restated
	2003	2002

For the year ended 31 March	£m	£m
Profit for the financial year	277.8	261.8

Dividends	(264.8)	(260.9)

Retained profit for the financial year	13.0	0.9
New share capital issued	3.3	18.0
Capitalisation of reserves in respect of shares issued via QUEST	—	(5.0)
Goodwill on business disposals	0.9	—
Currency translation adjustment on equity investment in Argentina	(6.8)	(78.6)
Other exchange adjustments	4.0	0.9

Net increase/(decrease) in equity shareholders’ funds for the year	14.4	(63.8)
Opening equity shareholders’ funds as restated	2,519.2	2,583.0

Equity shareholders’ funds at 31 March	2,533.6	2,519.2

Effect of prior period adjustments on opening equity shareholders’ funds

	2003	2002
	£m	£m

Opening equity shareholders’ funds as previously stated	2,536.3	2,597.5
Prior year adjustment – Pre-contract costs	(12.6)	(11.9)

Prior year adjustment – Telecommunications network capacity sales	(4.5)	(2.6)

Opening equity shareholders’ funds as restated	2,519.2	2,583.0

Segmental analysis by class of business

				Profit before
				non-operating
		Turnover		items,interest and tax		Net operating assets
		Restated		Restated		Restated
	2003	2002	2003	2002	2003	2002

Continuing businesses	£m	£m	£m	£m	£m	£m

Licenced multi-utility operations	1,230.1	1,208.9	502.8	529.6	6,553.7	6,200.3
Infrastructure management	397.1	385.9	58.8	30.0	82.8	113.0
Business processing outsourcing	307.6	282.9	18.8	14.1	121.6	64.5
Telecommunications	161.7	150.4	(19.5)	(23.8)	197.1	217.4
Other activities	—	4.6	5.1	7.4	(46.9)	(58.1)
Corporate costs	—	—	(4.3)	(4.0)	—	—

	2,096.5	2,032.7	561.7	553.3	6,908.3	6,537.1
Goodwill amortisation	—	—	(7.5)	(8.0)	—	—
Inter-business eliminations	(176.0)	(161.1)	—	—	—	—

Continuing operations, before exceptional charge	1,920.5	1,871.6	554.2	545.3	6,908.3	6,537.1
Exceptional items (note 3(ii) and 3(iii)))	—	—	(29.3)	(11.9)	—	—

	1,920.5	1,871.6	524.9	533.4	6,908.3	6,537.1

Net cash inflow from operating activities

		Restated
For the year ended 31 March	2003	2002

	£m	£m
Group operating profit	510.0	521.6
Exceptional charges within operating profit	29.3	11.9

Operating profit before exceptional charges	539.3	533.5
Depreciation	349.8	316.6
Amortisation of goodwill and intangible assets	7.1	7.4
(Profit)/loss on disposal of tangible fixed assets	(4.5)	(3.6)
Stocks (increase)/decrease	(11.8)	0.5
Debtors (increase)/decrease	(21.9)	3.4
Creditors increase/(decrease)	0.6	(41.0)
Outflow related to exceptional items	(7.1)	(17.0)

Net cash inflow operating activities	851.5	799.8

NOTES

1. Basis of preparation

The results for the year ended 31 March 2003, which are audited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2002, with the exception of the application of UITF Abstract No. 34 Pre-contract costs and a change in the accounting policy for telecommunications network capacity sales, as detailed in note 2 below.

The financial information set out in this statement does not constitute the company’s statutory accounts for the years ended 31 March 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Changes in accounting policies

(i)  Pre-contract costs In this financial statement the group has adopted Urgent Issues Task Force (UITF) Abstract 34, Pre-contract costs. The application of UITF 34 is reflected in the current period and has also resulted in changes to the prior period reported results.

UITF 34 requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Previously, the group’s policy was to capitalise and fully provide against pre-contract costs until their recovery was considered to be secured by profitable contracts. Once the contract was secured, the provision was released and capitalised costs amortised over the expected life of the contract. The impact of adopting UITF 34 is to reduce the profit for the year by £1.5m (net of tax). The results for the previous year have also been amended to reflect the requirements of UITF 34, with the results for the year ended 31 March 2002 reduced by £1.4 million (net of tax).

(ii)  Telecommunications network capacity sales Your Communications owns a telecommunication network. Where there is excess capacity it may sell this capacity to third parties. Previously, where substantially all of the risks and rewards of ownership were transferred to the purchaser over the economic life of the asset, these transactions had been accounted for as a sale and recognised in turnover when all relevant conditions of the contract had been met.

Having reviewed current accounting practice, the group concluded that an accounting policy which treats such transactions as grants of operating leases (unless legal title passes) rather than as sales, is more appropriate as it reflects the long-term nature of the transaction. The current policy is aligned with the subsequently issued UITF36 “Contracts for sale of capacity”. The impact of the change in accounting policy on the results for the year to 31 March 2003 is a reduction in profit of £1.0 million (net of tax), and a reduction in turnover, of £3.0 million.

The results for the previous year have also been amended to reflect this change in accounting policy, with the profit for the year ended 31 March 2002 reduced by £1.8 million (net of tax) and turnover reduced by £4.8 million.

3. Exceptional items

	2003	2002
	£m	£m

Withdrawal from infrastructure management in the Americas 3(i)	34.0	-
FRS 11 adjustment to carrying value of telecoms assets 3(ii)	(25.5)	-
Business restructuring 3(iii)	(3.8)	(11.9)

Exceptional credit/(charge)	4.7	(11.9)

(i)  Withdrawal from infrastructure management in the Americas IEBA, the Argentine electricity utility for which United Utilities is technical operator, and in which the group has a minority interest, defaulted on its repayments to bondholders in September 2002. There is no recourse to United Utilities in respect of these debts and the group has no further balance sheet exposure to IEBA. Following the Argentine Government’s dissolution of the Peso/US Dollar link, the subsequent devaluation of the Argentine Peso and the restrictions placed on the utility’s pricing policies, there is no expectation of a financial restructuring of the utility in which United Utilities would choose to participate. United Utilities has notified IEBA and its majority shareholder, Gruppo Camuzzi, that it will neither inject any additional equity into the company nor, with the exception of meeting the group’s obligations under the technical support contract, participate in the future management of IEBA and its operating subsidiary, EDEA. United Utilities has therefore concluded that it no longer has a participating interest in IEBA. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina has been taken to the profit and loss account which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gives rise to an exceptional credit of £34.0m.

(ii)  FRS 11 review of telecoms assets In accordance with FRS 11 ‘Impairment of fixed assets and goodwill’ the group has carried out a review to determine whether there has been an impairment of its tangible and intangible fixed assets within its telecommunications business, Your Communications. The carrying values of tangible and intangible fixed assets of each of Your Communications’ income generating units have been compared to their recoverable amounts, being their values in use to the group. The values in use of the income generating units have been calculated using discounted cash flow projections using a discount rate of 16% on a pre-tax basis.

The review has resulted in an exceptional charge to operating profit of £25.5m (of which £10.9m relates to intangible fixed assets and £14.6m relates to tangible fixed assets) and an exceptional tax credit of £5.6m.

(iii)  Business restructuring An exceptional charge of £3.8m, principally reflecting a reduction in headcount associated with the transition of Your Communications from its network building phase to a more mature revenue-generating business, was recorded in the year.

4. Taxation

		Restated
	2003	2002
	£m	£m

Current taxation:
UK corporation tax	11.0	13.6
Prior year tax adjustments	(41.9)	—
Share of joint ventures’ tax	1.7	2.4
Overseas tax	0.1	0.4

	(29.1)	16.4
Deferred tax:
Origination and reversal of timing differences	88.2	82.8
Increase/(decrease) in discount	0.3	(59.8)
Prior year tax adjustments	(2.6)	—

	85.9	23.0

Total ordinary tax	56.8	39.4

Exceptional tax:
- current tax	(6.3)	—
- deferred tax	(3.1)	—

	(9.4)	—

Tax on profit on ordinary activities	47.4	39.4

5. Earnings per share

Earnings per share on the net basis, and diluted earnings per share, is calculated by dividing profit for the year and the adjusted profit for the year (see note 6) by the following weighted average number of shares in issue:

		Basic	Diluted

(i)	Year ended 31 March 2003	556.1 million	557.6 million
(ii)	Year ended 31 March 2002	553.5 million	555.2 million

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

6. Adjusted earnings per share

The adjusted earnings per share calculations are stated after excluding:

(i)	Year ended 31 March 2003 — £3.8 million charge in respect of restructuring costs, £34.0 million in respect of an exceptional credit on withdrawal from infrastructure management in the Americas, £25.5 million exceptional charge from the FRS11 adjustment to the carrying value of the telecoms assets, £9.4 million exceptional tax credit and £7.5 million in respect of goodwill amortisation;
(ii)	Year ended 31 March 2002 — £11.9 million charge in respect of restructuring costs and £8.0 million in respect of goodwill amortisation.

7. Interest cover

Interest cover is calculated as the number of times the interest charge for the year is covered by profit from continuing operations before exceptional items, goodwill amortisation, non-operating items, interest and tax.

8. Adjusted dividend cover

Adjusted dividend cover is calculated by dividing adjusted earnings per share by dividends per share.

9. Dividend

The final dividend of 32.1 pence per share will be paid on 29 August 2003 to shareholders on the register on 27 June 2003. The ex dividend date is 25 June 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.